

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 30, 2008

<u>Via Fax & U.S. Mail</u>

Ms. Leslie Schaefer, President
Bluegrass Energy, Inc.
3571 Appian Way, Suite #75
Lexington, Kentucky 40517-5929

> **Re: Bluegrass Energy, Inc. (formerly known as Coastal Media, Inc.)**
> **Form 10-K for the year ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 333-135852**

Dear Ms. Schaefer:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-K for the year ended June 30, 2008

Financial Statements

Statement of Cash Flows, page 15

1. In your statement of cash flows, we note you have classified depreciation expense as a cash flow from investing activity. However, depreciation should be categorized as an adjustment to reconcile net loss to cash from operating activities. Reference is made to the guidance in SFAS 95, paragraph 28. Please revise your statement of cash flows to properly reflect the classification of depreciation.

Item 9A. Controls and Procedures, page 20

2. It appears that you have included your assessment of internal controls over financial reporting but have not disclosed management's assessment of disclosure controls and procedures, as required by Item 307 of Regulation S-K. Please revise to provide the appropriate disclosure regarding management's assessment of disclosure controls and procedures.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202)551-3381 or Joseph Foti at (202)551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202)551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief